Exhibit 99.1

MDJM Reports Fiscal Year 2018 Financial Results

TIANJIN, China, April 26, 2019 (GLOBE NEWSWIRE) -- MDJM Ltd (the “Company” or “MDJM”), an emerging, integrated real estate service company in China, today announced its financial results for the fiscal year ended December 31, 2018 (the “fiscal year 2018”).

Mr. Siping Xu, Chairman and Chief Executive Officer of MDJM, stated, “We are pleased to present our full year results for the fiscal year 2018. Our total revenue was $2.41 million and we recorded a net loss of $0.54 million as we encountered a cooling real estate market and a tightening regulatory regime in the PRC. To lessen the impact of these trends on our operation, we launched our Xishe, Xishe Media and Xishe Xianglin operations to diversify our business, including the holistic tourism destinations development operation, to provide real estate marketing and planning services, real estate agency services, beautiful village operating services, and advertisement planning service. Furthermore, we secured a contract for additional projects in Tianjin in early 2019 through our agreement with Tianjin Jinbin Times Real Estate Investment Co., Ltd. We believe this combination of innovative new initiatives, such as projects operated by Xishe and Xishe Xianglin, alongside our continued activities in our core real estate agent sales services market will create shareholder value and make us a leading competitor in the local real estate services markets.”

Fiscal Year 2018 Financial Highlights

•	Revenue was $2.41 million for fiscal year 2018.

•	Net loss was $0.54 million for fiscal year 2018.

•	Basic and diluted loss per share was $0.05 for fiscal year 2018.

Fiscal Year 2018 Financial Results

Revenue

For the fiscal year ended December 31, 2018, our revenue decreased by $3.12 million, or 56%, to $2.41 million from $5.53 million for the same period last year. The decrease in revenue was primarily attributed to the Chinese government’s tightening of policies and regulations implemented for the real estate market in China.

Income (loss) from Operations

Selling expenses decreased by $0.18 million, or 69% to $0.08 million for the year ended December 31, 2018, from $0.26 million for the same period of last year. The decrease in selling expenses was due to the continued cool down of the Chinese real estate market in 2018, which impacted the Company’s business.

Payroll, payroll taxes and others decreased by $0.85 million, or 28%, to $2.21 million for the year ended December 31, 2018, from $3.07 million for the same period of last year. The decrease in payroll, payroll taxes and others also resulted from the continued cool down of the Chinese real estate market. Sales related compensation, such as bonus, commission were reduced due to decline of sales activities in 2018.

Rent expenses increased by $0.03 million, or 23% to $0.14 million for the year ended December 31, 2018, from $0.12 million for the same period of last year, due to the increased office space from the beginning of 2018.

Depreciation and amortization increased by $5,343, or 74% to $12,575 for the year ended December 31, 2018, from $7,232 for the same period of last year, which was resulted from increased amortization of software expense in 2018.

Allowance for doubtful accounts was a reduction of $0.15 million for the year ended December 31, 2018, compared to provision for doubtful accounts of $0.19 million for the same period of last year. As of December 31, 2018, the Company reserved $0.05 million allowance for doubtful account, which was 20% of the accounts receivables from two customers due to collectability of these accounts receivables. The account receivable balance from these two customers were $0.40 million as of December 31, 2018. The Company collected $0.15 million from one of the two customers during the month of January and February of 2019 and no additional amount collected since February 2019. As of December 31, 2017, the Company reserved $0.20 million allowance for doubtful account, which was 20% of the accounts receivable balance from two customers due to the collectability. For the period from January 01, 2018 to January 31, 2019, $0.57million and $0.48 million accounts  receivable from these two customers have been collected. The Company reduced allowance for doubtful accounts balance as of December 31, 2018 to reflect the collections made in 2019.

Other general and administrative expense increased by $0.37 million, or 127% to $0.67 million for the year ended December 31, 2018, from $0.29 million for the same period of last year. The increase in other general and administrative expense was mainly attributable to a $0.08 million in startup costs and $0.33 million impairment of deferred tax assets in 2018. As of December 31, 2018, the Company determined that certain deferred tax benefits were “more likely than not” not be used in the future and recorded an impairment of deferred tax assets consequently in 2018.

As a result, loss from operations was $0.56 million for the year ended December 31, 2018, compared to income from operations of $1.59 million for the same period of last year.

Net income (loss)

Net loss was $0.54 million for the year ended December 31, 2018, compared to net income of $1.17 million for the same period of last year. After the deduction of non-controlling interests, net loss attributable to MDJM common shareholders was $0.52 million for the year ended December 31, 2018, compared with net income attributable to MDJM common shareholders of $1.17 million for the same period of last year. Basic and diluted loss per share was $0.05 for the year ended December 31, 2018, compared to earnings per share of $0.11 for the same period of last year.

Financial Conditions

As of December 31, 2018, the Company had cash and cash equivalents of $6.69 million, compared with $3.12 million as of December 31, 2017. As of December 31, 2018, the Company had working capital of $8.03 million, compared with $4.54 million as of December 31, 2017.

Net cash used in operating activities was $0.64 million for the year ended December 31, 2018, compared to net cash provided by operating activities of $1.31 million for the same period of last year.

Net cash used in investing activities was $1,215 for the year ended December 31, 2018, compared to $19,659 for the same period of last year.

Net cash provided by financing activities was $4.10 million for the year ended December 31, 2018, compared to nil for the same period of last year.

Recent Developments

On March 29, 2019, the Company through its majority-owned subsidiary, Xishe Xianglin (Tianjin) Business Operations & Management Co., Ltd., entered into a strategic cooperation agreement with Shandong Xinnong Chuang Tianze Agriculture Co., Ltd., pursuant to which the Company shall provide project planning services for Xinnong Chuang 24 episodes • Taishan Tianze Idyllic Complex and construct Xinnong Chuang’s Corporate Identity System.

On March 12, 2019, the Company, through its wholly owned subsidiary, Xishe Xiangli Business Operation Management Ltd., entered into a framework agreement with Keyou Qianqi People’s government to establish a nationwide tourism platform.

On March 1, 2019, the Company entered into an exclusive primary real estate agency services contract with Tianjin Jinbin Times Real Estate Investment Co., Ltd., a real estate developer in Tianjin.

On January 8, 2019, the Company’s ordinary shares commenced trading on the Nasdaq Capital Market under the ticker symbol “MDJH”.

On November 30, 2018, the Company successfully won a bid to a Primary Real Agency Services Contract with Tianjin Meiyin Real Estate Development Co., Ltd. regarding the Tianjin Ping An Teda Financial Center.

About MDJM

Headquartered in Tianjin, China, MDJM is an emerging, integrated real-estate services company in China. The Company offers primary real estate agency services to real estate developers including integrated marketing, advertising, and strategy planning. The Company also provides real estate consulting and independent training services on an as-needed basis. Currently, the Company’s major market is Tianjin Autonomous Municipality. Since 2014, the Company has expanded its presence to other cities including Chengdu, Suzhou, and Yangzhou. In addition to its existing core business, the Company has successfully completed two major development projects, Xishe and Xishe Xianglin. For more information regarding the Company, please visit: http://ir.mdjhchina.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report on Form 20-F and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tina Xiao
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com

 MDJM Ltd and Subsidiaries

Consolidated Balance Sheets

	As of December 31,
	2018	2017

Assets

Current Assets
Cash and cash equivalents	$6,692,557	$3,117,740
Accounts receivable, net of allowance for doubtful accounts $49,963 and $201,647, respectively	1,767,804	1,633,550
Other receivables	38,701	83,053
Prepaid expenses	235,642	299,666
Prepaid income tax	3,620	-
Total Current Assets	8,738,324	5,134,009

Property and Equipment, net	21,302	34,067

Other Assets
Deferred tax assets	135,471	217,402
Total Other Assets	135,471	217,402

Total Assets	$8,895,097	$5,385,478

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities	$575,087	$473,685
VAT and other taxes payable	137,695	124,799
Total current liabilities	712,782	598,484

Total liabilities	712,782	598,484

Equity:
Ordinary shares: 50,000,000 shares authorized, par value: $0.001 per share, 11,621,459 and 10,380,000 shares issued as of December 31, 2018 and 2017, respectively *	11,621	10,380
Additional paid in capital	6,664,295	2,562,057
Statutory reserve	232,542	232,542
Retained earnings	1,526,110	2,042,081
Accumulated other comprehensive loss	(229,587)	(60,066)
Total MDJM Ltd stockholders’ equity	8,204,981	4,786,994
Noncontrolling interest	(22,666)	-
Total Equity	8,182,315	4,786,994

Total Liabilities and Equity	$8,895,097	$5,385,478

The shares are presented on a retroactive basis to reflect the founder shares issuance.

MDJM Ltd and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Years Ended December 31,

	2018	2017	2016

Revenue	$2,408,448	$5,532,244	$5,302,030

Operating Expenses:
Selling expenses	82,225	263,797	424,824
Payroll, payroll taxes and others	2,214,975	3,067,837	3,580,791
Rent expenses	141,959	115,615	111,708
Depreciation and amortization	12,575	7,232	5,590
(Reduction) provision for doubtful accounts, net	(146,174)	194,149	-
Other general and administrative	667,267	293,931	305,810
Total Operating Expenses	2,972,827	3,942,561	4,428,723

(Loss) Income from Operations	(564,379)	1,589,683	873,307

Other income (expense):
Government grants	-	-	436,458
Interest income	26,565	32,112	19,015
Other expense	-	(58,241)	-
Total other income (expense)	26,565	(26,129)	455,473

Income (loss) before income tax	(537,814)	1,563,554	1,328,780
Income tax	-	(396,552)	(332,230)
Net income (loss)	(537,814)	1,167,002	996,550
Net income (loss) attributable to noncontrolling interest	21,843	-	-
Net income (loss) attributable to MDJM Ltd common shareholders	$(515,971)	$1,167,002	$996,550

Net income (loss) attributable to MDJM Ltd common shareholders	$(0.05)	$0.11	$0.10

Weighted-average shares outstanding, basic and diluted *	10,400,408	10,380,000	10,380,000

Comprehensive income (loss):
Net Income (loss)	$(537,814)	$1,167,002	$996,550
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustments	(170,344)	270,019	(210,781)
Total other comprehensive income (loss)	(708,158)	1,437,021	785,769
Comprehensive income (loss) attributable to non-controlling interest	823	-	-
Comprehensive income (loss) attributable to MDJM Ltd common shareholders	$(707,335)	$1,437,021	$785,769

The shares are presented on a retroactive basis to reflect the founder shares issuance.

MDJM Ltd and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31,

	2018	2017	2016

Cash Flows from Operating Activities:
Net income (loss)	$(537,814)	$1,167,002	$996,550
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	12,575	7,232	5,590
(Reduction) provision for doubtful accounts, net	(146,174)	194,149	-
Loss on disposal of assets	-	1,213	-
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivables	(83,189)	516,593	(520,116)
(Increase) decrease in other receivables	41,441	103,603	(69,312)
(Increase) in prepaid expense	(150,273)	(297,392)	(19,184)
(Increase) in prepaid income tax	(3,762)	-	-
(Increase) decrease in deferred tax assets	72,975	102,099	(205,787)
Increase (decrease) in accounts payable and accrued expenses	131,876	(430,286)	309,566
Increase (decrease) in VAT and other tax payable	18,843	(50,753)	(2,167)
Increase in other payable	-	-	3,161
Net Cash (Used in) Provided by Operating Activities	(643,502)	1,313,460	498,301

Cash Flows from Investing Activities:
Purchase of office equipment and software	(1,215)	(19,659)	(18,283)
Net Cash Used in Investing Activities	(1,215)	(19,659)	(18,283)

Cash Flows from Financing Activities:
Proceeds from initial public offering - December 26, 2018, net of offering costs of $2,103,816	4,103,479	-	-
Proceeds from issuance of shares	-	-	27,692
Net Cash Provided by Financing Activities	4,103,479	-	27,692

Effect of exchange rate changes on cash and cash equivalents	116,055	161,593	(105,204)

Net increase in cash and cash equivalents	3,574,817	1,455,394	402,506
Cash and cash equivalents - beginning of the year	3,117,740	1,662,346	1,259,840
Cash and cash equivalents - end of the year	$6,692,557	$3,117,740	$1,662,346

Supplemental Disclosure Cash Flow Information:
Cash paid for:
Interest	$-	$-	$-
Income taxes	$271,817	$294,454	$538,017